                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No.          )*
                                          ---------

                           DIVERSICON HOLDINGS CORP.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   255108 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

Mr. Daniel Cataltumo                         Eric W. Nodiff, Esq.
290 Wild Street                              747 Third Avenue
Staten Island, NY 10314 (718) 477-2333       New York, NY 10017 (212) 759-3300
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 2, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (Continued on following pages)
-------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D

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CUSIP NO. 255108 10 2                13D                    Page 2 of 12 Pages
------------------------------------------------------------------------------
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-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Daniel Catalfumo
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          210,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          5,738,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          210,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER          5,738,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,948,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     75.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------------------------------------------------------
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CUSIP NO. 255108 10 2                13D                    Page 3 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard Rosso
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          210,000
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          5,738,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          210,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER          5,738,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,948,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     75.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 255108 10 2                13D                    Page 4 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Lucien Vergior
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     France
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          3,800,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER          3,800,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,800,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

------------------------------------------------------------------------------
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CUSIP NO. 255108 10 2                13D                    Page 5 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Elienne Vergier
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     France
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          3,800,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER          3,800,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,800,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 255108 10 2                13D                    Page 6 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Drel Investments Limited
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  /X/
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Bahamas
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER          0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER          3,800,000
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER          0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER          3,800,000
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,800,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $.10 per share (the "Common Stock") of, Diversicon Holdings Corp., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 290 Wild Avenue, Staten Island, New York 10314.

ITEM 2.  IDENTITY AND BACKGROUND

(a) The persons filing this report are Mr. Daniel Catalfumo ("Mr. Catalfumo"), Mr. Richard Rosso ("Mr. Rosso"), Mr. Lucien L. Vergier ("Mr. L. Vergier"), Mr. Etienne Vergier ("Mr. E. Vergier") and Drel Investments Limited ("Drel"), a corporation organized under the laws of the Bahamas. Drel is currently a holding company. Mr. Catalfumo, Mr. Rosso, Mr. L. Vergier, and Mr. E. Vergier are collectively referred to herein as the "Reporting Individuals," and the Reporting Individuals collectively with Drel are collectively referred to herein as the "Reporting Persons."

              Drel is owned by two foreign corporations, Capital Services Limited ("CSL") and Argosy Industries Limited ("Argosy"), each of which owns 50% of the issued and outstanding capital stock of Drel. CSL is controlled by Mr. Catalfumo and Mr. Rosso, each of whom (through affiliated entities) has a 50% beneficial interest in CSL. Argosy is controlled by Lucien Vergier and Etienne Vergier, each of whom has a 50% beneficial interest in Argosy. Mr. Catalfumo, Mr. Rosso and Mr. Vergier are directors of the Company.

(b) The business address of Mr. Catalfumo and Mr. Rosso is c/o Diversicon Holdings Corp. 290 Wild Avenue, Staten Island, NY 10314. The business address of Mr. L. Vergier and Mr. E. Vergier is 42 Rue Louis Calmel, 92230 Genevilliers, France. The address of Drel's principal business is 43 Elizabeth Avenue, Nassau, Bahamas.

(c) Mr. Catalfumo's principal occupation is President and Chief Executive Officer of the Company. Mr. Rosso's principal occupation is Vice President and Treasurer of the Company. Mr. L. Vergier's principal occupation is an investor in businesses. Mr. E. Vergier's principal occupation is serving as a manager of Webcorp (UK) PLC, a company in the travel and leisure industry, located at 42 Rue Louis Calmel, 92230 Genevilliers, France.

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)during the last five years.

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, in each case during the last five years.

(f) Mr. Catalfumo and Mr. Rosso are United States citizens. Mr. L. Vergier and Mr. E. Vergier are French citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On April 2, 1999, the Company entered into a Common Stock Subscription Agreement with Drel pursuant to which Drel acquired 3,700,000 shares of the Company's Common Stock, par value $.001 (the "Shares") for a purchase price of $1,850,000. The purchase price for the Shares was paid by delivery of a cash payment of $3,700 and a promissory note of Drel (the "Note"), which is secured by a pledge of the acquired Shares pursuant to a Pledge and Escrow Agreement. The Note bears interest at the rate of 7% per annum and is payable in full on or before July 14, 1999.

         Drel intends to borrow funds from private and public lending institutions located outside of the United States to pay the Note. To date, no formal agreement has been reached with any such proposed lenders.

ITEM 4.  PURPOSE OF TRANSACTION

The transaction described in Item 3 above (the "Transaction") resulted in a change in control of the Company. The purpose of the Transaction was to infuse needed capital into the Company and to expand the scope of the Company's operations.

(a) As described in paragraph (f) below, the Reporting Persons intend to expand the scope of the Company's operations. Capital required to fund such expansion may be obtained in part through the sale of common stock and/or debentures of the Company.

(b) Although the Reporting Persons have no present plans that would result in an extraordinary corporate transaction, the Reporting Persons believe that the proposed expansion of the Company's operations may involve the acquisition of other entities.

(c) NA

(d) In connection with the Transaction, Mr. L. Vergier has become a Director of the Company, effective April 1, 1999. Management of the Company intends to expand the size of the Board to include Mr. E. Vergier as a Director as well. No definitive date has been set for such action.

(e) NA

(f) The Reporting Individuals intend to expand the Company's operations through the acquisition of entities in related and unrelated businesses or the assets of such entities.

(g) NA

(h) NA

(i) NA

(j) NA

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Company's securities by the Reporting Persons are hereby incorporated by reference in response to this item. The percentages of ownership referred to in this Schedule 13D are based upon 7,909,000 shares of Common Stock of the Company outstanding on April 2, 1999.

         As of April 2, 1999, Drel beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, and owns of record, 3,800,000 shares of Common Stock of the Company, constituting approximately 48.0% of the Company's Common Stock.

         As of April 2, 1999, Mr. Catalfumo and Mr. Rosso may each be deemed to be the beneficial owner of up to 5,948,000 shares of Common Stock of the Company, constituting approximately 75.2% of the Company's Common Stock. Such shares include (i) the 3,800,000 shares owned of record by Drel (included due to the relationship of said individuals to Drel described in Item 1 above, and the voting arrangement among the Reporting Individuals described in Item 6 below), (ii) 2,038,000 shares owned of record by BBS Holdings, LLC ("BBS"), a Delaware limited liability company (included due to Mr. Catalfumo and Mr. Rosso each being a Manager of BBS, each having an indirect 10% membership interest in BBS, and each being a party (through affiliated entities) to an Operating Agreement that provides that BBS will vote all of its stock of the Company in favor of Mr. Catalfumo and Mr. Rosso as directors of the Company, and (iii) 210,000 shares owned directly by each of Mr. Catalfumo. Mr. Catalfumo and Mr. Rosso have both included all of such shares in Items 8, 10, and 11 of the Cover Page. However, Mr. Catalfumo and Mr. Rosso both disclaim beneficial ownership of (i) 2,775,000 (75%) of the shares owned by Drel and (i) 1,834,200 (90%) of the shares owned by BBS, and this report shall not be deemed an admission that either of said individuals is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

         As of April 2, 1999, Mr. L. Vergier and Mr. E. Vergier may each be deemed to be the beneficial owner of up to 3,800,000 shares of Common Stock of the Company, constituting approximately 48.0% of the Company's Common Stock. Such shares are comprised of the 3,800,000 shares owned of record by Drel (included due to the relationship of said individuals to Drel described in Item 1 above, and the voting arrangement among the Reporting Individuals described in Item 6 below). Mr. L. Vergier and Mr. E. Vergier have both included all of such shares in Items 8, 10, and 11 of the Cover Page. However, Mr. L. Vergier and Mr. E. Vergier both disclaim beneficial ownership of 2,775,000 (75%) of the shares owned by Drel, and this report shall not be deemed an admission that either or said individuals is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

(b) Mr. Catalfumo and Mr. Rosso each have sole voting power and sole disposition power of 210,000 shares. Mr. L. Vergier and mr. E. Vergier to not have sole voting power or sole disposition power with respect to any shares.

         Mr. Catalfumo and Mr. Rosso both have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 5,738,000 shares, comprised of the shares of Common Stock of the Company owned by Drel (3,800,000 shares) and owned by BBS (2,038,000 shares).

         Mr. L. Vergier and Mr. E. Vergier both have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,800,000 shares, comprised of the shares of Common Stock of the Company owned by Drel.

(c)     On April 2, 1999, the Company entered into a Common Stock
Subscription Agreement with Drel pursuant to which Drel acquired 3,700,000 shares of the Company's Common Stock, par value $.001 (the "Shares") for a purchase price of $1,850,000 ($.50 per share). See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Individuals are currently negotiating the terms of a Shareholders Agreement that will include, among other things, provisions related to the transfer or voting of the Common Stock of the Company owned by Drel. Pending the completion of such negotiations, the parties have an oral arrangement pursuant to which they agree that the shares owned by Drel will be voted in favor of each of the Reporting Individuals as a director of the Company and that the transfer of such shares will require unanimous consent of the Reporting individuals.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      Exhibits:
      1.  Common Stock Subscription Agreement

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        April 12, 1999


                                                     Drel Investments Limited


                                                      By: /s/ Daniel Catalfumo
                                                         ----------------------
                                                         Daniel Catalfumo


                                                       /s/ Daniel Catalfumo
                                                      --------------------------
                                                      Daniel Catalfumo



                                                       /s/ Richard Rosso
                                                      --------------------------
                                                      Richard Rosso



                                                       /s/ Lucien L. Vergier
                                                      --------------------------
                                                      Lucien L. Vergier



                                                        /s/ Etienne Vergier
                                                      --------------------------
                                                      Etienne Vergier